Exhibit 12


                        WESTERN RESOURCES, INC.
        Computations of Ratio of Earnings to Fixed Charges and
      Computations of Ratio of Earnings to Combined Fixed Charges
          and Preferred and Preference Dividend Requirements
                        (Dollars in Thousands)

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
                                                         Year Ended December 31,
                                        1996         1995         1994         1993         1992
Net Income. . . . . . . . . . . . . . $168,950     $181,676     $187,447     $177,370     $127,884
Taxes on Income . . . . . . . . . . .   86,102       83,392       99,951       78,755       46,099
     Net Income Plus Taxes. . . . . .  255,052      265,068      287,398      256,125      173,983

Fixed Charges:
  Interest on Long-Term Debt. . . . .  105,741       95,962       98,483      123,551      117,464
  Interest on Other Indebtedness. . .   34,685       27,487       20,139       19,255       20,009
  Interest on Other Mandatorily
    Redeemable Securities . . . . . .   12,125          372         -            -            -
  Interest on Corporate-owned
    Life Insurance Borrowings . . . .   35,151       32,325       26,932       16,252        5,294
  Interest Applicable to
    Rentals . . . . . . . . . . . . .   32,965       31,650       29,003       28,827       27,429
      Total Fixed Charges . . . . . .  220,667      187,796      174,557      187,885      170,196

Preferred and Preference Dividend
Requirements:
  Preferred and Preference Dividends.   14,839       13,419       13,418       13,506       12,751
  Income Tax Required . . . . . . . .    7,562        6,160        7,155        5,997        4,596
    Total Preferred and Preference
    Dividend Requirements . . . . . .   22,401       19,579       20,573       19,503       17,347
Total Fixed Charges and Preferred and
  Preference Dividend Requirements. .  243,068      207,375      195,130      207,388      187,543

Earnings (1). . . . . . . . . . . . . $475,719     $452,864     $461,955     $444,010     $344,179

Ratio of Earnings to Fixed Charges. .     2.16         2.41         2.65         2.36         2.02

Ratio of Earnings to Combined Fixed
  Charges and Preferred and Preference
  Dividend Requirements . . . . . . .     1.96         2.18         2.37         2.14         1.84



(1)  Earnings are deemed to consist of net income to which has been added income taxes (including net deferred investment tax credit) and fixed charges.  Fixed charges consist of all interest on indebtedness, amortization of debt discount and expense, and the portion of rental expense which represents an interest factor.  Preferred and preference dividend requirements consist of an amount equal to the pre-tax earnings which would be required to meet dividend requirements on preferred and preference stock.

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